SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 RULE 13d-2

(Amendment No. ___)*

CRYPTOLOGIC LIMITED

__________

(Name of Issuer)

Common Shares

____________

(Title of Class of Securities)

G3159C109

(CUSIP Number)

14th October 2010

________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

__________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05873K108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THOUSAND HILLS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISLE OF MAN
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 954,928
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 954,928
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,928 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.42%
12	TYPE OF REPORTING PERSON CO

Item 1.

(a)           Name of Issuer:

Cryptologic Limited

(b)           Address of Issuer’s Principal Executive Offices:

Marine House
Clanwilliam Place
Dublin 2
Ireland
Item 2.

(a)           Name of Persons Filing:

Thousand Hills Limited

(b)           Address of Principal Business Office or, if none, Residence:

Royal Trust House
60 Athol Street
Douglas
Isle of Man
IM1 1JD

(c)           Citizenship:

Isle of Man

(d)           Title of Class of Securities:

Common Shares

(e)           CUSIP Number:

G3159C109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act.
(e) [ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j) [ ]	A non-US institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

954,928 shares

(b)           Percent of class:

7.42%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

954,928

(ii)           Shared power to vote or to direct the vote:

                                                 -0-

                         (iii)         Sole power to dispose or to direct the disposition of:

954,928

 (iv)         Shared power to dispose or to direct the disposition of:

-0-

Item 5.                      Ownership of Five Percent or Less of a Class.

 Not Applicable

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

  Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable

Item 8.                       Identification and Classification of Members of the Group.

  Not Applicable

Item 9.                       Notice of Dissolution of Group.

  Not Applicable

Item 10.                     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           21st October 2010

THOUSAND HILLS LIMITED

By:          /S/ GCONNOLLY                                              /S/ MDENTON

Name:    GEORGINA CONNOLLY                                  MARK DENTON

Title:      DIRECTORS
               For and on behalf of
               Amber Services Limited